Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

MAG Silver Corp. (“MAG” or the “Company”)

815 Hastings Street West, Suite 801

Vancouver, BC V6C 1B4

Item 2:	Date of Material Change

March 24, 2025

Item 3:	News Release

A news release announcing the material change was disseminated on March 24, 2025 through GlobeNewswire, and a copy was subsequently filed on SEDAR and EDGAR.

Item 4:	Summary of Material Change

On March 24, 2025, MAG announced that its Board of Directors (“Board”) had adopted a dividend policy for the Company under which the Company intends to pay quarterly fixed dividends of US$0.02 per share. In addition, at average realised silver prices of above US$20 per ounce, the Company intends to augment the fixed dividend with a cash flow linked dividend targeted at approximately 30% of cash flows from Juanicipio received by MAG every quarter and linked to net cash metrics as determined by the Board from time to time.

Also on March 24, 2025, MAG declared an inaugural fixed dividend of US$0.02 per share and an additional cash flow linked dividend of US$0.16 per share (approximately 30% of the US$53.85 million cash received from Juanicipio during Q4 2024) for a total dividend of US$0.18 per share payable on April 21, 2025 to shareholders on record as of April 4, 2025.

Item 5:	Full Description of Material Change

5.1 Full Description of Material Change

On March 24, 2025, MAG announced that the Board had adopted a dividend policy for the Company under which the Company intends to pay quarterly fixed dividends of US$0.02 per share. In addition, at average realised silver prices of above US$20 per ounce, the Company intends to augment the fixed dividend with a cash flow linked dividend targeted at approximately 30% of cash flows from Juanicipio received by MAG every quarter and linked to net cash metrics as determined by the Board from time to time.

Also on March 24, 2025, MAG declared an inaugural fixed dividend of US$0.02 per share and an additional cash flow linked dividend of US$0.16 per share (approximately 30% of the US$53.85 million cash received from Juanicipio during Q4 2024) for a total dividend of US$0.18 per share payable on April 21, 2025 to shareholders on record as of April 4, 2025 (the “Inaugural Dividend”). The Inaugural Dividend qualifies as an “eligible dividend” as defined in the Income Tax Act (Canada).

The declaration, timing, amount, and payment of future dividends will be subject to the discretion and approval of the Board. The Company will review the dividend program on an ongoing basis and may amend it at any time depending on the Company’s then current financial position, capital allocation framework, profitability, cash flow, debt covenant compliance, legal requirements and other factors considered relevant. As such, aside from the Inaugural Dividend, no assurances can be made that any future dividends will be declared and/or paid. Dividends paid to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

5.2 Disclosure of Restructuring Transactions

Not applicable

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7:	Omitted Information

Not applicable

Item 8:	Executive Officer

For further information, please contact Fausto Di Trapani, Chief Financial Officer, at 604-630-1399.

Item 9:	Date of Report

March 31, 2025

Cautionary Note Regarding Forward-Looking Statements

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 or “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”), including statements regarding: the declaration, timing, amount, and payment of future dividends, including future cashflow-linked dividends and future periodic dividends pursuant to the Company’s dividend policy; future amendments to the Company’s dividend program; the tax treatment of the Inaugural Dividend for non-resident investors; the continuation and maintenance of the Juanicipio plant’s 4,000 tpd design capacity, and the anticipated cash flow and value generation arising therefrom; and the Company’s expectations towards completion of the exploration plans at the Larder and the Deer Trail Projects. All statements in this release, other than statements of historical facts are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements identified herein include, but are not limited to, commodities prices, changes in expected mineral production performance, risks relating to the operation of the Juanicipio Mine and the Company's minority interest in the same, risks relating to the Company’s business operations, risks relating to the Company’s property titles, risks related to receipt of required regulatory approvals, changes in applicable laws, continued availability of capital and financing, and general economic, market or business conditions, environmental risk, political risk, risks relating to tariff and trade protectionism measures, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including those risks disclosed in MAG Silver’s filings with the Securities Exchange Commission (the “SEC”) and Canadian securities regulators. All forward- looking statements contained herein are made as at the date hereof and MAG Silver undertakes no obligation to update the forward-looking statements contained herein. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the internet at www.sedarplus.ca and www.sec.gov.